BÖHLER/UDDEHOLM

07023902

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAY 23 2007
WASH. D.C. 160 SECTION

Tuesday, May 15, 2007
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-**[4089]**

SUPPL

Dear Ladies and Gentlemen,

in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our Report on the first quarter 2007 and the corresponding Release to the press.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22707 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Best regards,
BÖHLER-UDDEHOLM Aktiengesellschaft
Investor Relations & Corporate Communications

Randolf Fochler

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Eveline Ludwig

Enclosures:
cc: Antonio D'Amico, Esq.

dlw 6/1

BÖHLER-UDDEHOLM Aktiengesellschaft
Modecenterstrasse 14/A/3, A-1030 Vienna, Austria
Phone +43 1 798 69 01-22707; Fax +43 1 798 69 01-22713
e-Mail: randolf.fochler@bohler-uddeholm.com; http://www.bohler-uddeholm.com
FN 78568t, DVR-Nr. 55107, UID-Nr. ATU 36927509

BÖHLER UDDEHOLM

FOR IMMEDIATE RELEASE

Böhler-Uddeholm announces results for the First Quarter of 2007:

- **All four divisions on growth course**
- **Significant improvement in sales and earnings**
- **Order intake again sets new record**
- **Best quarterly results in the history of the Company**

Vienna, 15 May 2007 – After a record year in 2006, Böhler-Uddeholm is also able to report steady and strong demand from all major markets and customer sectors during the first quarter of 2007. In particular, demand from the energy generation, offshore, oil field services, aircraft construction, machinery construction, chemical and petrochemical industries continues to gain momentum. All four Böhler-Uddeholm divisions recorded an increase in sales volumes, and nearly all production facilities in the Group were operating near capacity limits throughout the reporting period.

The continued sound demand for specialty steels and materials led to a significant increase of 25% in order intake to 880.4 m€ for the first quarter of 2007, in comparison to 701.7 m€ for the first three months of 2006. This is the highest volume ever recorded by Böhler-Uddeholm for a single quarter. The strong growth in order intake also reflects the efforts of customers to secure deliveries of specialty steels and special materials over the long-term. Order backlog reached 1,044.8 m€ as of 31 March 2007, which represents an increase of 32% over the comparable prior year value of 792.9 m€.

Sales rose from 782.1 m€ in the first quarter of 2006 by 14% to 895.2 m€ for the first three months of 2007. Earnings before interest and tax (EBIT) totaled 110.0 m€, for an improvement of 38% over the comparable previous year value of 79.9 m€. The EBIT margin reached 12.3%, in comparison to 10.2% in the first quarter of 2006.

Earnings before tax (EBT) increased from 74.5 m€ by 37% to 101.8 m€. The tax rate for the Böhler-Uddeholm Group equaled 28% for the first quarter of 2007, and remained nearly unchanged from the first quarter of 2006. Net income for the period rose from 53.5 m€ by 37% to 73.3 m€. These excellent results represent the best quarter to date since the founding of Böhler-Uddeholm, and also reflect the success of permanent cost reduction measures as well as customer acceptance of the investments made by the Group.

Overview of Core Businesses

The largest division of the Group, *High Performance Metals*, continued to record strong demand from customers, above all in the areas of oil field services, offshore, chemicals, energy generation, aircraft construction and machinery and tool construction. In particular, the demand for high-alloyed special steels and special engineering steels remained high. The demand for high-speed steel gained significant momentum in comparison to the first three months of 2006, while sales of tool steel and valve steel matched the good prior year level. A regional analysis shows that primarily the markets in Europe showed above-average growth, but the demand in Asia and Latin America also remained at a solid level. In North America the demand for special steel grades was encouraging, but the tool steel segment remained somewhat below expectations. The Group was able to pass on higher costs for scrap and alloys (in particular nickel and molybdenum) to the market. During the first quarter of 2007, the High Performance Metals Division recorded marked growth in sales, earnings and order intake, for a clear improvement over the first three months of 2006.

The *Welding Consumables* Division continues to benefit from a highly favorable operating environment. In Europe – above all in Germany, Italy and Sweden – sizeable growth rates were recorded during the first three months of 2007. Demand also rose steadily in Asia – especially in China, India and Indonesia – as well as in North America. In South America sales of welding consumables remained stable at a good level, and only the smaller markets in Africa and Australia showed a slight weakening in comparison with the first three months of the previous year. The strongest demand was recorded from customers in the offshore, chemical, petrochemical, power plant construction and LNG-tank sectors. The division's strict focus on specialized niche applications has proven to be successful, with nearly all relevant product segments reporting substantially higher sales volumes. The Welding Consumables Division closed the first quarter of 2007 with strong growth in sales, earnings and order intake over the comparable prior year period, and was also able to realize an improvement in profitability.

A positive investment climate in the most important customer industries again provided support for the good development of business in the *Precision Strip* Division. During the first three months of 2007 growth was driven, above all, by markets in Europe and Asia. In North America, demand remained stable in spite of the unfavorable Euro/Dollar exchange rate. The strongest growth was recorded in the product segments of strip steels for saws, coater blades, stainless blade steels and hot-rolled strip, and resulted primarily from higher demand from the machinery construction, paper production and knife manufacturing industries. The Precision Strip Division was able to utilize the favorable economic climate during the first quarter of 2007 to increase sales and order intake over the comparable prior year period. Despite the planned interruption of operations for investment activities in Wetzlar (Germany), earnings also showed an improvement. The integration of Helmold LLC, which was acquired in October 2006, is proceeding on schedule and will be finalized during the reporting year.

The development of business in the *Special Forgings* Division was again supported by the aircraft construction sector, which served as the most important and strongest driver for growth during the first three months of 2007. Sound demand was recorded not only from major producers such as Boeing and Airbus, but also from constructors of regional jets, business jets and helicopters. The division was able to increase sales volumes in this customer segment, and also pass on price adjustments to the market. The utility vehicle segment recorded an increase in sales as a result of stronger demand, but higher raw material costs had a negative effect on earnings. Sales of precision forged components to the energy sector also remained robust, and were concentrated particularly on turbine blades for steam power generation plants. Following a decline in the demand for marine diesel valves during the previous year, the market has begun to show signs of recovery. The Special Forgings Division closed the first quarter of 2007 with an increase in sales, earnings and order intake. In spite of the unfavorable exchange rate between the Euro and the US-Dollar, the EBIT margin improved slightly compared to the first three months of 2006.

Outlook

Results for the first quarter serve as an excellent basis for the development of business during the remainder of the reporting year. If this positive trend continues over the coming quarters, Böhler-Uddeholm will set new records for sales and earnings in 2007. The current operating environment provides no major indications of a weakening in demand. However, a number of risk factors –including exchange rate fluctuations as well as the development of energy and raw material prices – could have a negative impact on earnings.

Böhler-Uddeholm will continue to pursue its investment program, with capital expenditure expected to total roughly 200 m€ for the reporting year. During the second quarter of 2007, the Group will start operations at a number of new production facilities, including the forging press and an electro-slag re-melting unit in Kapfenberg (Austria), a manufacturing plant for welding consumables in Suzhou (China) and the expansion of forging capacity at Wetzlar

(Germany). The new rolling mill in Sumaré (Brazil) successfully started operation during the first quarter of 2007.

The Management Board of Böhler-Uddeholm AG is currently carrying out extensive analyses of opportunities for further acquisitions. Activities for 2007 will also include the expansion of the sales organization, with a focus on India, Russia and Eastern Europe.

For additional information contact:
BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications,
Randolf Fochler, Telephone: +43 1 798 69 01-22707.

The full report on the first quarter of 2007 is available at www.bohler-uddeholm.com under "News & Links".

Key figures of the first three months:

in m€	1-3/2006	**1-3/2007**	Change
Sales	782.1	**895.2**	14%
EBITDA	105.1	**136.8**	30%
EBITDA margin	*13.4%*	***15.3%***	
EBIT	79.9	**110.0**	38%
EBIT margin	*10.2%*	***12.3%***	
EBT	74.5	**101.8**	37%
Net income	53.5	**73.3**	37%
of which minority interest	0.5	**0.3**	(40)%
Order intake	701.7	**880.4**	25%
Order backlog	792.9	**1,044.8**	32%
Employees	14,105	**14,608**	4%

82-[4089]

REPORT FOR THE FIRST QUARTER OF 2007



SIGNIFICANT IMPROVEMENT
IN SALES AND EARNINGS
ALL FOUR DIVISIONS ON
GROWTH COURSE
BEST QUARTERLY RESULTS IN
THE HISTORY OF THE COMPANY
ORDER INTAKE AGAIN
SETS NEW RECORD
BÖHLER UDDEHOLM
materializing visions

JANUARY – MARCH

according to IFRS	2007 in m€	2006 in m€	Change
Net sales	895.2	782.1	14%
EBITDA	136.8	105.1	30%
EBIT	110.0	79.9	38%
Earnings before tax (EBT)	101.8	74.5	37%
Net income	73.3	53.5	37%

according to IFRS	2007 in m€	2006 in m€	Change
Cash flow[1]	102.4	78.6	30%
Capital expenditure	33.0	29.6	11%
Order intake[2]	880.4	701.7	25%
Order backlog[2]	1,044.8	792.9	32%
Employees	14,608	14,105	4%

1) Before capital changes
2) At the production companies

DIRECTORS' REPORT ON THE FIRST QUARTER OF 2007

BÖHLER-UDDEHOLM GROUP

SALES BY REGION


63% EU
18% AMERICAS
11% ASIA
5% OTHER EUROPE
2% AUSTRALIA
1% AFRICA

After a record year in 2006, BÖHLER-UDDEHOLM is also able to report steady and strong demand from all major markets and customer sectors during the first quarter of 2007. In particular, demand from the energy generation, offshore, oil field services, aircraft construction, machinery construction, chemical and petrochemical industries continues to gain momentum. All four BÖHLER-UDDEHOLM divisions recorded an increase in sales volumes, and nearly all production facilities in the Group were operating near capacity limits throughout the reporting period.

The continued sound demand for specialty steels and materials led to a significant increase of 25% in order intake to 880.4 m€ for the first quarter of 2007, in comparison to 701.7 m€ for the first three months of 2006. This is the highest volume ever recorded by BÖHLER-UDDEHOLM for a single quarter. The strong growth in order intake also reflects the efforts of customers to secure deliveries of specialty steels and special materials over the long-term. Order backlog reached 1,044.8 m€ as of 31 March 2007, which represents an increase of 32% over the comparable prior year value of 792.9 m€.

Sales rose from 782.1 m€ in the first quarter of 2006 by 14% to 895.2 m€ for the first three months of 2007. Earnings before interest and tax (EBIT) totaled 110.0 m€, for an improvement of 38% over the comparable previous year value of 79.9 m€. The EBIT margin reached 12.3%, in comparison to 10.2% in the first quarter of 2006.

Earnings before tax (EBT) increased from 74.5 m€ by 37% to 101.8 m€. The tax rate for the BÖHLER-UDDEHOLM Group equaled 28% for the first quarter of 2007, and remained nearly unchanged from the first quarter of 2006. Net income for the period rose from 53.5 m€ by 37% to 73.3 m€. These excellent results represent the best quarter to date since the founding of BÖHLER-UDDEHOLM, and also reflect the success of permanent cost reduction measures as well as customer acceptance of the investments made by the Group.

OVERVIEW OF CORE BUSINESSES.

The largest division of the Group, High Performance Metals, continued to record strong demand from customers, above all in the areas of oil field services, offshore, chemicals, energy generation, aircraft construction and machinery and tool construction. In particular, the demand for high-alloyed special steels and special engineering steels remained high. The demand for high-speed steel gained significant momentum in comparison to the first three months of 2006, while sales of tool steel and valve steel matched the good prior year level. A regional analysis shows that primarily the markets in Europe showed above-average growth, but the demand in Asia and Latin America also remained at a solid level. In North America the demand for special steel grades was encouraging, but the tool steel segment remained somewhat below expectations. The Group was able to pass on higher costs for scrap and alloys (in particular nickel and molybdenum) to the market. During the first quarter of 2007, the High Performance Metals Division recorded marked growth in sales, earnings and order intake, for a clear improvement over the first three months of 2006.

The Welding Consumables Division continues to benefit from a highly favorable operating environment. In Europe – above all in Germany, Italy and Sweden – sizeable growth rates were recorded during the first three months of 2007. Demand also rose steadily in Asia – especially in China, India and Indonesia – as well as in North America. In South America sales of welding consumables remained stable at a good level, and only the smaller markets in Africa and Australia showed a slight weakening in comparison with the first three months of the previous year. The strongest demand was recorded from customers in the offshore, chemical, petrochemical, power plant construction and LNG-tank sectors. The division's strict focus on specialized niche applications has proven to be successful, with nearly all relevant product segments reporting substantially higher sales volumes. The Welding Consumables Division closed the first quarter of 2007 with strong growth in sales, earnings and order intake over the comparable prior year period, and was also able to realize an improvement in profitability.

DIRECTORS' REPORT ON THE FIRST QUARTER OF 2007

BÖHLER-UDDEHOLM GROUP

SALES BY DIVISION

70% HIGH PERFORMANCE METALS



14% WELDING CONSUMABLES
9% PRECISION STRIP
7% SPECIAL FORGINGS

A positive investment climate in the most important customer industries again provided support for the good development of business in the Precision Strip Division. During the first three months of 2007 growth was driven, above all, by markets in Europe and Asia. In North America, demand remained stable in spite of the unfavorable Euro/Dollar exchange rate. The strongest growth was recorded in the product segments of strip steels for saws, coater blades, stainless blade steels and hot-rolled strip, and resulted primarily from higher demand from the machinery construction, paper production and knife manufacturing industries. The Precision Strip Division was able to utilize the favorable economic climate during the first quarter of 2007 to increase sales and order intake over the comparable prior year period. Despite the planned interruption of operations for investment activities in Wetzlar (Germany), earnings also showed an improvement. The integration of Helmold LLC, which was acquired in October 2006, is proceeding on schedule and will be finalized during the reporting year.

The development of business in the Special Forgings Division was again supported by the aircraft construction sector, which served as the most important and strongest driver for growth during the first three months of 2007. Sound demand was recorded not only from major producers such as Boeing and Airbus, but also from constructers of regional jets, business jets and helicopters. The division was able to increase sales volumes in this customer segment, and also pass on price adjustments to the market. The utility vehicle segment recorded an increase in sales as a result of stronger demand, but higher raw material costs had a negative effect on earnings. Sales of precision forged components to the energy sector also remained robust, and were concentrated particularly on turbine blades for steam power generation plants. Following a decline in the demand for marine diesel valves during the previous year, the market has begun to show signs of recovery. The Special Forgings Division closed the first quarter of 2007 with an increase in sales, earnings and order intake. In spite of the unfavorable exchange rate between the Euro and the US-Dollar, the EBIT margin improved slightly compared to the first three months of 2006.

OUTLOOK.

Results for the first quarter serve as an excellent basis for the development of business during the remainder of the reporting year. If this positive trend continues over the coming quarters, BÖHLER-UDDEHOLM will set new records for sales and earnings in 2007. The current operating environment provides no major indications of a weakening in demand. However, a number of risk factors – including exchange rate fluctuations as well as the development of energy and raw material prices – could have a negative impact on earnings.

BÖHLER-UDDEHOLM will continue to pursue its investment program, with capital expenditure expected to total roughly 200 m€ for the reporting year. During the second quarter of 2007, the Group will start operations at a number of new production facilities, including the forging press and an electro-slag re-melting unit in Kapfenberg (Austria), a manufacturing plant for welding consumables in Suzhou (China) and the expansion of forging capacity at Wetzlar (Germany). The new rolling mill in Sumaré (Brazil) successfully started operation during the first quarter of 2007.

The Management Board of BÖHLER-UDDEHOLM AG is currently carrying out extensive analyses of opportunities for further acquisitions. Activities for 2007 will also include the expansion of the sales organization, with a focus on India, Russia and Eastern Europe.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ON THE FIRST QUARTER 2007 ACCORDING TO IFRS

BÖHLER-UDDEHOLM GROUP

CONSOLIDATED BALANCE SHEET

ASSETS		31/3/2007 in k€	31/12/2006 in k€
A.	**Non-current assets**		
I.	Property, plant and equipment	873,604.5	865,881.4
II.	Goodwill	43,664.9	42,762.4
III.	Other intangible assets	13,834.7	14,476.3
IV.	Investments in associates	114.5	114.5
V.	Other financial assets	28,404.8	30,167.6
VI.	Deferred tax assets	60,989.8	61,927.7
		1,020,613.2	**1,015,329.9**
B.	**Current assets**		
I.	Inventories	1,094,153.0	1,043,443.5
II.	Accounts receivable from trade	696,852.0	598,469.9
III.	Accounts receivable from affiliated companies	1,420.9	1,126.0
IV.	Income tax receivables	1,870.1	1,516.8
V.	Other receivables	79,299.4	78,092.1
VI.	Other securities	611.7	573.7
VII.	Cash and cash equivalents	101,677.5	117,981.7
VIII.	Prepaid expenses	14,597.9	13,634.5
		1,990,482.5	**1,854,838.2**
	Total assets	**3,011,095.7**	**2,870,168.1**

SHAREHOLDERS' EQUITY AND LIABILITIES		31/3/2007 in k€	31/12/2006 in k€
A.	**Shareholders' equity**		
I.	Share capital	102,000.0	102,000.0
II.	Capital reserves	423,599.6	423,599.6
III.	Revenue reserves	669,479.5	585,662.9
IV.	Minority interest	9,816.9	9,728.6
V.	Retained earnings[1]	97,801.0	106,157.6
		1,302,697.0	**1,227,148.7**
B.	**Non-current liabilities**		
I.	Interest bearing debt	410,063.2	405,464.0
II.	Deferred tax liabilities	52,131.3	50,249.3
III.	Severance and pension provisions	276,593.3	277,902.0
IV.	Other long-term provisions	56,809.7	56,888.2
V.	Other long-term liabilities	8,303.8	8,530.8
		803,901.3	**799,034.3**
C.	**Current liabilities**		
I.	Accounts payable from trade	348,617.3	326,173.5
II.	Payments on account	2,312.5	2,711.7
III.	Short-term borrowings	164,615.5	161,363.9
IV.	Current portion of interest-bearing debt	62,474.4	60,576.7
V.	Short-term provisions	143,639.4	145,050.9
VI.	Income tax liabilities	46,438.7	40,199.2
VII.	Other short-term liabilities	131,678.1	103,472.1
VIII.	Prepaid income	4,721.5	4,437.1
		904,497.4	**843,985.1**
	Total shareholders' equity and liabilities	**3,011,095.7**	**2,870,168.1**

1) This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 31/3.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ON THE FIRST QUARTER 2007 ACCORDING TO IFRS

BÖHLER-UDDEHOLM GROUP

CONSOLIDATED INCOME STATEMENT	1–3/2007 in m€	1–3/2006 in m€
Net sales	**895.2**	**782.1**
Cost of sales	(645.5)	(568.5)
Gross profit	**249.7**	**213.6**
Other operating income	15.9	12.9
Distribution expense	(100.0)	(93.4)
Administrative expense	(40.8)	(38.4)
Other operating expense	(14.8)	(14.8)
Earnings before interest and tax (EBIT)	**110.0**	**79.9**
Interest expense (net)	(8.3)	(5.5)
Other financial result	0.1	0.1
Financial result	**(8.2)**	**(5.4)**
Earnings before tax (EBT)	**101.8**	**74.5**
Income tax expense	(28.5)	(21.0)
Net income	**73.3**	**53.5**
thereof attributable to equity holders of the parent	73.0	53.0
thereof attributable to minority interest	0.3	0.5
Basic earnings per share (in €)	1.4	4.2
Diluted earnings per share (in €)	1.4	4.2
Average number of shares outstanding		
– basic	51,000,000[1]	12,750,000
– diluted	51,000,000[1]	12,750,000
Depreciation	26.8	25.2
Currency gains (losses)	6.8	(0.3)

1) 1:4 share split as per 8 June 2006

CHANGES IN SHAREHOLDERS' EQUITY	2007 in m€	2006 in m€
Shareholders' equity as of 1/1	**1,227.1**	**1,105.9**
Net income	73.3	53.5
Translation reserve	3.7	0.4
Change in treasury shares	0.0	0.0
Other	(1.4)	(1.8)
Shareholders' equity as of 31/3	**1,302.7**	**1,158.0**

CONSOLIDATED STATEMENT OF CASH FLOWS	2007 in m€	2006 in m€
Cash and cash equivalents as of 1/1	**118.6**	**114.0**
Cash flow before capital changes	102.4	78.6
± Change in working capital	(96.3)	(63.8)
Cash flow from operating activities	6.1	14.8
Cash flow from investing activities	(30.8)	(30.3)
Cash flow from financing activities	8.4	19.0
Change in cash and cash equivalents	(16.3)	3.5
Cash and cash equivalents as of 31/3	**102.3**	**117.5**

SEGMENT OVERVIEW

High Performance Metals	1-3/2007 in m€	1-3/2006 in m€	Change
Sales	661.4	576.0	15%
EBIT	79.3	62.2	27%
Order intake	554.7	460.3	21%
Order backlog	621.1	464.8	34%
Welding Consumables			
Sales	130.9	102.9	27%
EBIT	17.5	10.4	68%
Order intake	148.8	107.0	39%
Order backlog	85.0	49.9	70%
Other/Consolidation			
Sales	(47.6)	(37.7)	26%
EBIT	(4.5)	(4.7)	(4%)
Order intake	(33.3)	(29.4)	13%

Precision Strip	1-3/2007 in m€	1-3/2006 in m€	Change
Sales	86.5	83.7	3%
EBIT	14.0	9.1	54%
Order intake	132.1	96.9	36%
Order backlog	100.7	63.5	59%
Special Forgings			
Sales	64.0	57.2	12%
EBIT	3.7	2.9	28%
Order intake	78.1	66.9	17%
Order backlog	238.0	214.7	11%
Group			
Sales	895.2	782.1	14%
EBIT	110.0	79.9	38%
Order intake	880.4	701.7	25%
Order backlog	1,044.8	792.9	32%

STOCK MARKET INDICATORS	1-3/2007 in € post 1:4 share split	1-3/2006 in € pre 1:4 share split
Low	49.86	145.00
High	81.39	170.00
Price at 31/3	72.00	170.00
Market cap at 31/3 (in m€)	3,672.00	2,167.50

FINANCIAL CALENDAR 2007

Dividend Payment	18 May 2007
Results 1-6/2007	3 September 2007
Results 1-9/2007	12 November 2007

SHARE PRICE PERFORMANCE (10/4/1995-31/3/2007)


€
80
70
60
50
40
30
20
10
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2004
1/1/2006
1/1/2007
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF 31 MARCH 2007

BÖHLER-UDDEHOLM GROUP

GENERAL NOTES.

The interim consolidated financial statements of BÖHLER-UDDEHOLM AG for the first quarter of the 2007 financial year were prepared in accordance with International Financial Reporting Standards (IFRS), specifically IAS 34 – Interim Financial Reporting. The accounting and valuation policies applied in preparing the 2006 Annual Report remained unchanged.

Data in the interim consolidated financial statements is shown in thousand Euros (k€); the figures in the income statement and notes are shown in million Euros (m€) unless stated otherwise.

These interim consolidated financial statements were not subject to an audit or a review by a certified public accountant.

CONSOLIDATION RANGE.

The consolidation range was established in accordance with the principles set forth in IAS 27 (Consolidated and Separate Financial Statements). It comprises 15 domestic and 141 foreign subsidiaries, which are under the de jure and de facto control of BÖHLER-UDDEHOLM AG. The consolidation range has not changed since 31 December 2006.

A further 5% of the shares in ENPAR Sonderwerkstoffe GmbH, Gummersbach, were acquired in March 2007, raising the stake owned in this company to 85%. This transaction resulted in goodwill of 0.9 m€.

In accordance with IAS 31 (Interests in Joint Ventures), the proportional method is used to consolidate the joint venture GBT Gedik Böhler Thyssen Kaynak Sanayi ve Ticaret Anonim Sirketi, Istanbul.

Furthermore, one domestic company is included in the consolidated financial statements "at-equity".

SEASONALITY.

The large share of sales recorded in the countries of the European Union leads to a slight decline in sales volumes (excluding the effects of acquisitions) during the summer months of a representative financial year. Significantly weaker demand in the northern hemisphere during the months of July and August is almost fully offset by higher sales volumes recorded by the Brazilian production companies of the Group during this same period.

Due to the high volume of sales recorded during March, accounts payable from trade generally reach the peak level for the financial year at the end of the first quarter.

NOTES TO THE INCOME STATEMENT.

Consolidated sales recorded by the BÖHLER-UDDEHOLM Group rose from 782.1 m€ in the first quarter of 2006 to 895.2 m€ in the reporting period. This represents an organic increase of 113.1 m€ or 14%. Earnings before interest and tax (EBIT) totaled 110.0 m€ for the first three months of 2007, for an increase of 38% over the comparable prior year period (79.9 m€). The first quarter of 2007 included no non-recurrent or a-periodic transactions.

The calculation of tax expense for the reporting period was based on an estimated Group tax rate of 28%.

The number of shares issued remains unchanged at 51 million. Earnings per share for the first three months of the 2007 financial year equaled 1.43 € (2006 after stock split: 1.04 €).

NOTES TO THE STATEMENT OF CASH FLOWS.

The good results recorded for the first quarter led to an increase in cash flow before capital changes from 78.6 m€ by 30% to 102.4 m€. The significant sales-based increase in net current assets, above all inventories and accounts payable from trade, resulted in cash flow of 6.1 m€ from operating activities. In comparison with the first quarter of the prior year (14.8 m€), this reflects a decline of 59%. After the deduction of cash flow of –30.8 m€ from investing activities, free cash flow totals –24.7 m€ (2006: –15.5 m€).

NOTES TO THE BALANCE SHEET.

Investments made during the first quarter of 2007 totaled 33.0 m€ (2006: 29.6 m€). The strong rise in sales triggered a significant increase in net current assets, above all in the areas of inventories and accounts payable from trade. This development increased net debt to 542.4 m€ (balance as of 31 December 2006: 517.7 m€). Based on Group equity as of 31 March 2007, gearing remained stable at 42% (balance as of 31 December 2006: 42%).

Equity rose to 1,302.7 m€ (balance as of 31 December 2006: 1,227.1 m€), and also includes 3.7 m€ of currency translation effects. The distribution of dividends by BÖHLER-UDDEHOLM AG will take place during the second quarter of 2007, the equity ratio therefore totaled 43% as of 31 March 2007.

WWW.BOHLER-UDDEHOLM.COM



Further information:
BÖHLER-UDDEHOLM AG
Investor Relations &
Corporate Communications Department
Randolf Fochler

Phone: (+43-1) 798 6901-22707
Fax: (+43-1) 798 6901-22713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

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END